N E W S R E L E A S E

January 9, 2014

Nevsun Achieves Top End of 2013 Production Guidance

2013 HIGHLIGHTS

  Exceeded 15 million hours without a lost time injury
  Completed the copper expansion project on-time and under budget
  Achieved commercial production of copper plant on schedule
  Produced 48 million pounds of copper in concentrate against guidance of 30 to 50 million pounds
  Produced 92,000 ounces of gold in dore plus 20,000 equivalent ounces in precious metals concentrate

Q4 2013 HIGHLIGHTS

  Processed 401,000 tonnes of ore at a grade of 5.1% copper
  Produced 36 million pounds of copper in copper concentrate
  Shipped 32 million pounds of copper in copper concentrate
  Achieved 80% metallurgical recovery of contained copper, with 84% in December
  Annualised December production of 190 million pounds of copper at 32% copper in concentrate

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce strong production results of 48 million pounds of copper in the second half of 2013 with 36 million pounds produced in the fourth quarter ended December 31. Total gold production for 2013 was 92,000 ounces in dore and 20,000 equivalent ounces in precious metals concentrate.  The copper plant continues to ramp up with December annualised production of 190 million pounds of copper, recovery of 84% and copper concentrate grade of 32%.

A summary of the Company’s quarterly and full year operating results follow:

	Q4 2013	Q3 2013	Q2 2013	Q1 2013	2013 Year
Mining
Ore mined, tonnes [1]	533,000	559,000	425,000	475,000	1,992,000
Waste mined, tonnes	2,664,000	2,802,000	1,647,000	1,925,000	9,038,000
Strip ratio (calculated in BCM’s)	10.2	8.5	4.5	5.1	6.7
Milling
Ore milled, tonnes [2]	401,000	366,000	455,000	432,000	1,654,000
Copper feed grade, % [3]	5.1	2.5	-	-	3.9
Gold feed grade, g/t [4]	-	-	2.75	4.14	3.43
Processing
Recovery % of copper [3]	79.7	59.5	-	-	73.5
Copper in concentrate, mlbs	36.0	12.0	-	-	48.0
Recovery % of gold [4]	-	-	79.8	79.0	79.4
Gold poured in doré, ounces [5]	1,500	13,300	34,900	42,300	92,000

1 Q4 mining tonnage, all from Bisha Main pit, includes oxide ore (15,000 tonnes), pyrite sand ore (63,000 tonnes), and supergene ore (455,000 tonnes)
2 Q4 milling tonnage was all supergene ore unlike Q3 which included mix of pyrite sand mixed and oxide ore followed by supergene ore
3 Q4 copper feed grade and recovery for supergene ore only unlike Q3 which included pyrite sands from mid-June to mid-July
4 Gold feed grade and recovery for oxide ore only
5 Q4 gold poured during final decommissioning of the CIL plant

Cliff Davis, Nevsun CEO commented, “December demonstrated the capability of the newly commissioned copper plant to meet production expectations in 2014.  We look forward to realising significant cash flow in 2014 as we continue to process ultra-high grade supergene ore and look to monetize the various stockpiled precious metal materials.”

The mine performed well in the fourth quarter with 3,197,000 tonnes of material moved, close to Q3 rates and significantly higher than Q1 and Q2 where the mine fell behind on waste stripping.  Improvements in primary excavator and haul truck availabilities and new equipment have allowed the operation to begin to catch up on waste stripping.

Copper ore feed grades exceeding 6 percent and copper metallurgical recoveries exceeding 80 percent towards the end of the quarter helped underline the continual improvements in the new copper flotation plant.  Commercial production has been achieved and mill ramp up and improvements continue.

Nearly 100,000 tonnes of copper concentrate have been produced with over 65,000 tonnes shipped in the fourth quarter.  The main focus remains on ensuring land transport keeps up with the copper concentrate production.

Nevsun plans to announce its full year 2013 financial results on March 13, 2014, with a conference call to follow.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future regarding the Company’s continuing operations in Eritrea including but not limited to future gold and copper production, all of which are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; (x) the Company is unable to effectively manage the sulphide rich reactive ground as it affects blasting and continuous ore supply, or (xi) the Company experiences a failure of drilling, processing and mining equipment and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com